November 13, 2014	TSX.V – HNC

Hard Creek Announces Strategic Review

(Vancouver) – Mark Jarvis, CEO of Hard Creek Nickel Corp., announced today that the Board of the Company is conducting a strategic review to consider all options to maximize shareholder value from the Company’s asset base.

“We are looking at every contingency,” said Mr. Jarvis. “Options range from joint ventures on our nickel and platinum projects, to outright sale of the assets.”

The Company’s core asset is the Turnagain nickel project, which is the subject of a Preliminary Economic Assessment available here:

http://www.hardcreek.com/i/pdf/HNC-Turnagain-PA-Dec-5-Final.pdf.

In addition, the Company has drill-ready platinum and palladium exploration targets which can be explored either separately or in conjunction with the nickel project.

For further information, please contact Mark Jarvis at 604 681 2300.

Neither TSX Venture nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com